Exhibit 99.1
– CONVENIENCE TRANSLATION ONLY –
Jumia Technologies AG
Berlin
ISIN: US48138M1053
WKN: A2PGZM

Invitation to the Annual General Meeting 2023
We hereby invite our shareholders to the
Annual General Meeting 2023
of Jumia Technologies AG, Berlin (hereafter also the “Company”), taking place on
Monday, 14 August 2023 at 3:00 p.m. (CEST)
at the offices of notary public Christian Steinke,
Washingtonplatz 3, 10557 Berlin, Germany

This version of the Invitation to the Annual General Meeting 2023, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

I. Agenda	3
1. Presentation of the adopted annual financial statements of Jumia Technologies AG and the consolidated financial statements of the Jumia Group approved by the Supervisory Board as of 31 December 2022 as well as the management report for the Jumia Group for the financial year 2022 and the Supervisory Board report for the financial year 2022	3
2. Resolution on the ratification of the acts of the members of the Management Board for the financial year 2022	3
3. Resolution on the ratification of the acts of the members of the Supervisory Board for the financial year 2022	3
4. Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed financial statements and an interim management report as well as any audit review of additional interim financial information	4
5. Resolution on the approval of the remuneration report for the financial year 2022	4
6. Resolution on the decrease of the size of the Supervisory Board and on the corresponding amendment of the Articles of Association	4
7. Resolution on the election of Supervisory Board members	5
8. Resolution on the remuneration for the Supervisory Board and on the approval of the adjusted remuneration system	6
9. Resolution on the cancellation of the existing Authorized Capital 2021/II as well as of the existing Authorized Capital 2018 and the creation of a new Authorized Capital 2023/I with the exclusion of the subscription rights and with the authorization for the exclusion of subscription rights as well as on the corresponding amendment of the articles of association	8
10. Resolution on the cancellation of the previous authorization and the granting of a new authorization to acquire treasury shares and their use, including the authorization to redeem acquired treasury shares and decrease the share capital as well as the exclusion of subscription rights	16
II. Annexes and other information on the agenda and reports by the Management Board	23
1. Annex to agenda item 5: Compensation Report for the financial year 2022	23
2. Further information on the Supervisory Board candidates proposed for election under agenda item 7	36
3. Annex to agenda item 8: Presentation of the compensation system for the Supervisory Board of the Company	40
4. Report of the Management Board regarding the partial utilization of the Authorized Capital 2018/I excluding shareholders’ subscription rights in connection with the settlement of certain acquisition rights	41
5. Report of the Management Board regarding the partial utilization of the Authorized Capital 2021/II excluding shareholders’ subscription rights in connection with the settlement of claims under the VRSUP 2019, the VRSUP 2020 and the VRSUP 2021	42
III. Further information on the convocation	43

I.Agenda
1.Presentation of the adopted annual financial statements of Jumia Technologies AG and the consolidated financial statements of the Jumia Group approved by the Supervisory Board as of 31 December 2022 as well as the management report for the Jumia Group for the financial year 2022 and the Supervisory Board report for the financial year 2022
The abovementioned documents are available for inspection on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
from the time the Annual General Meeting is convened. The documents will also be available for inspection at the Annual General Meeting and will be explained in more detail during the Annual General Meeting by the Management Board and, in case of the Supervisory Board report, by the chairperson of the Supervisory Board.
The Supervisory Board adopted the annual financial statements of Jumia Technologies AG prepared by the Management Board in accordance with section 171 of the German Stock Corporation Act (Aktiengesetz, “AktG”) and approved the consolidated financial statements of the Jumia Group. The annual financial statements are thus adopted pursuant to section 172 AktG. It is therefore not planned, nor is it necessary, for the Annual General Meeting to pass a resolution on this agenda item 1.
2.Resolution on the ratification of the acts of the members of the Management Board for the financial year 2022
The Management Board and the Supervisory Board propose that the acts of the officiating members of the Management Board in the financial year 2022 be ratified for this time period.
3.Resolution on the ratification of the acts of the members of the Supervisory Board for the financial year 2022
The Management Board and the Supervisory Board propose that the acts of the officiating members of the Supervisory Board in the financial year 2022 be ratified for this time period.

4.Resolution on the appointment of the auditor of the annual financial statements and the auditor of the consolidated financial statements, as well as any audit review of condensed financial statements and an interim management report as well as any audit review of additional interim financial information
On the basis of the recommendation of its Audit Committee, the Supervisory Board proposes to appoint Ernst & Young GmbH, Wirtschaftsprüfungsgesellschaft, Friedrichstraße 140, 10117 Berlin,
4.1as statutory auditor of the financial statements and the consolidated financial statements for the financial year ending 31 December 2023;
4.2in the event of a preparation and audited review (prüferische Durchsicht) of any condensed financial statements and an interim management report for the first half-year of the financial year 2023 as auditor for such audited review; and
4.3in the event of a preparation and an audited review (prüferische Durchsicht) of any additional interim financial information in the financial year 2023 and in the financial year 2024 until the next Annual General Meeting as auditor for such audited review.
5.Resolution on the approval of the compensation report for the financial year 2022
Pursuant to section 162 AktG, an annual compensation report on the remuneration paid and owed in the preceding financial year to each individual current or former member of the Management Board and Supervisory Board is prepared by the Management Board and Supervisory Board and presented to the Annual General Meeting for approval pursuant to section 120a(4) AktG.
The compensation report for the financial year 2022 prepared by the Management Board and the Supervisory Board was audited by the company’s auditor pursuant to section 162(3) AktG to determine whether it contains the information required pursuant to section 162(1) and (2) AktG. The compensation report is accompanied by the Company’s auditor’s opinion on the audit.
The compensation report for the financial year 2022, including the Company’s auditor’s opinion on the audit, is attached to this invitation under section II.1. It is also available on the Company’s website in the “Investors” section under the menu item “Annual Meeting” and the submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
from the time the Annual General Meeting is convened. The compensation report for the financial year 2022 will also be available at the Annual General Meeting.
The Management Board and the Supervisory Board propose that the compensation report for the financial year 2022, prepared and audited in accordance with section 162 AktG, be approved.
6.Resolution on the decrease of the size of the Supervisory Board and on the corresponding amendment of the articles of association
The Supervisory Board of the Company consists of eight members in accordance with section 8(1) of the articles of association of the Company. The number of members of the Supervisory Board shall be reduced. Therefore, section 8(1) of the articles of association shall be amended to the effect that the Supervisory Board of the Company shall in future no longer consist of eight members, but of six members elected by the Annual General Meeting.
Management Board and Supervisory Board propose to adopt the following resolution:
Section 8(1) of the articles of association of the Company is hereby completely restated and shall in future read as follows:
“The Supervisory Board consists of six (6) members who shall be elected by the General Meeting.”
7.Resolution on the election of Supervisory Board members
In accordance with sections 95 sentence 2 and 96(1) AktG and section 8(1) of the articles of association of the Company valid and applicable at the time the Annual General Meeting is convened, the Supervisory Board consists of eight members who shall be elected by the general meeting of shareholders.
With effect from 23 May 2023, Mr. Gilles Bogaert resigned from the office as member of the Supervisory Board. With effect from 30 June 2023, Mr. Andre Iguodala resigned from the office as member of the Supervisory Board.
The terms of office of five of the six currently incumbent members of the Supervisory Board, namely Ms. Anne Eriksson, Mr. Blaise Judja-Sato, Mr. Jonathan D. Klein, Ms. Aminata Ndiaye and Mr. John H. Rittenhouse, end in each case upon the end of the Annual General Meeting on 14 August 2023.
Upon effectiveness of the amendment to the articles of association proposed for resolution under agenda item 6, the Supervisory Board shall be composed of six members elected by the general meeting in accordance with section 95 sentence 2 and section 96(1) AktG and section 8(1) of the articles of association of the Company. The general meeting is not bound by election proposals.
Insofar, it is intended to newly elect five members of the Supervisory Board, whereby three of the currently incumbent members shall be re-elected and two new members shall be elected in addition.
Pursuant to section 8 (2) of the articles of association of the Company, the members of the Supervisory Board shall be elected for a period terminating at the end of the General Meeting that resolves on the formal approval of the Supervisory Board members’ acts for the fourth financial year following the commencement of their term of office, unless the term of office is specified otherwise at the time of the election. The financial year in which the term of office begins shall not be included in this calculation.
Based on the recommendation of its Corporate Governance and Nomination Committee, the Supervisory Board proposes to elect the following persons to the Supervisory Board, in each case to be elected individually:
7.1Mr. Pierre-Yves Calloc´h, Global Chief Digital Officer of Pernod Ricard S.A., Paris, France, resident in Paris, France,
7.2Ms. Anne Eriksson, Board Member and former Regional Senior Partner and CEO of the practices in the East Africa Market of PricewaterhouseCoopers, resident in Nairobi, Kenya,

7.3Ms. Elizabeth J Huebner, Board Member and former CFO of Getty Images, Inc., Seattle, Washington, U.S., and other public companies, resident in Bellevue, Washington, U.S.,
7.4Mr. Blaise Judja-Sato, Social Entrepreneur, Independent Consultant and Investor resident in New York, New York, U.S., and
7.5Mr. Jonathan D. Klein, Co-Founder and Member of the Board of Directors, Getty Images, Inc., Seattle, Washington, U.S. and Catalyst Advisor, General Catalyst, Cambridge, Massachusetts, U.S., resident in New York, New York, U.S.
The appointment shall take effect in each case from the end of the Annual General Meeting on 14 August 2023 and shall be for a term of office until the end of the General Meeting, which resolves on the formal approval of the acts of the members of the Supervisory Board for the financial year 2025.
The Corporate Governance and Nomination Committee’s recommendation and the resulting Supervisory Board election proposals on this agenda item 7 take into account the specific objectives determined by the Supervisory Board for its composition, as well as the overall profile of required skills and expertise for the Supervisory Board, including the principle of diversity. The proposed candidates confirmed vis-à-vis the Supervisory Board that they each are able to devote the expected amount of time to serving on the Supervisory Board of the Company.
Jonathan D. Klein is to stand as a candidate for chair of the Supervisory Board if he is re-elected by the Annual General Meeting.
Further information on all candidates nominated for election including their CV with details of relevant knowledge, skills and professional experience as well as information on memberships of other statutory supervisory boards and comparable German and international supervisory committees at commercial companies (section 125(1) sentence 5 AktG) and corresponding to recommendations C.13 and C.14 of the German Corporate Governance Code, are listed after the agenda in section II.2. Such information is also available on the Company’s website in the “Investors” section under the menu item “Annual Meeting” and the submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
from the time the Annual General Meeting is convened.
8.Resolution on the remuneration for the Supervisory Board and on the approval of the adjusted remuneration system
Pursuant to section 113(3) sentence 1 AktG, the annual general meeting of shareholders of a listed company must resolve on the remuneration of the members of the Supervisory Board at least every four years.
The Supervisory Board monitors its remuneration on an ongoing basis. Market developments and the situation of the Company are to be considered duly. General rules of the Company on dealing with conflicts of interest also apply to the determination, implementation, and monitoring of remuneration of the members of the Supervisory Board.
Under section 13 of the articles of association, the remuneration of the members of the Supervisory Board is approved by the general meeting. The Annual General Meeting on 9 June 2021 resolved on the current remuneration and remuneration system of the members of the Supervisory Board with a majority of 86.8% of the votes cast.

Consistent with the Company’s overall strategic objective to reduce losses and taking the company to profitability, the Supervisory Board desires to reduce the overall costs associated with Supervisory Board remuneration by reducing the size of the Supervisory Board and also reducing the level of remuneration paid to members of the Supervisory Board. Hence, remuneration for chairs and memberships to the Supervisory Board and its committees will be reduced. Specific remuneration for deputy chairs will be dismissed. Besides reducing the level of remuneration paid to members of the Supervisory Board, also the differentiation from chair to ordinary membership will be adjusted. Furthermore, currency of payments shall be changed from Euro to US-Dollar due to the international composition of the Supervisory Board.
The Management Board and the Supervisory Board therefore recommend that the amount of remuneration for the members of the Supervisory Board of the Company with effect as of 1 July 2023 be as follows and that the adjusted remuneration system for the Supervisory Board be approved:
a)The remuneration system for the members of the Supervisory Board of the Company shall be amended and renewed in the form attached as annex to this agenda item 8 in section II.3 of this invitation and shall be approved in this form.
b)The members of the Supervisory Board other than its chairperson shall receive a fixed annual remuneration in the amount of USD 125,000.00. The chairperson of the Supervisory Board shall receive a fixed annual remuneration in the amount of USD 250,000.00.
c)For their office in the Audit Committee of the Supervisory Board, the chairperson of the Audit Committee shall receive an additional fixed annual remuneration in the amount of USD 90,000.00 and any other member of the Audit Committee shall receive an additional fixed annual remuneration in the amount of USD 75,000.00.
d)For their office in the Compensation Committee of the Supervisory Board, the chairperson of the Compensation Committee shall receive an additional fixed annual remuneration in the amount of USD 40,000.00 and any other member of the Compensation Committee shall receive an additional fixed annual remuneration in the amount of USD 20,000.00.
e)For their office in the Corporate Governance and Nomination Committee of the Supervisory Board, the chairperson of the Corporate Governance and Nomination Committee shall receive an additional fixed annual remuneration in the amount of USD 20,000.00 and any other member of the Corporate Governance and Nomination Committee shall receive an additional fixed annual remuneration in the amount of USD 12,000.00.
f)The remuneration is payable in two installments, the first installment after the first six months of a financial year and the second installment after the end of a financial year. Members of the Supervisory Board who hold their office in the Supervisory Board or in a Committee of the Supervisory Board or who hold the office as chairperson only during a part of the financial year shall receive a pro rata portion of the remuneration for every full calendar month of their activity.
g)In addition to the remuneration paid pursuant to the foregoing paragraphs, the Company shall reimburse the members of the Supervisory Board for their reasonable out-of-pocket expenses incurred in the performance of their duties as Supervisory Board members, as well as any value-added tax on their remuneration and out-of-pocket expenses.

h)The Supervisory Board members shall be included, where existing, in a D&O liability insurance for board members maintained by the Company in the Company’s interest that will provide reasonable coverage against financial damages. The premiums for this insurance policy shall be paid by the Company.
i)In case members of the Supervisory Board waive the remuneration for their office partly or in full, the Management Board is hereby authorized to enter into the necessary agreements with them on behalf of the Company.
This resolution applies as resolution in principle until the Annual General Meeting adopts a new resolution on this subject matter.
The remuneration system for the Supervisory Board of the Company is included in this invitation in section II.3 and is also available on the Company’s website in the “Investors” section under the menu item “Annual Meeting” and the submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
from the time the Annual General Meeting is convened.
9.Resolution on the cancellation of the existing Authorized Capital 2021/II as well as the cancellation of the existing Authorized Capital 2018 and the creation of a new Authorized Capital 2023/I with the exclusion of the subscription rights and with the authorization for the exclusion of subscription rights as well as on the corresponding amendment of the articles of association
The virtual annual general meeting of the Company on 9 June 2021 authorized the Management Board of the Company until 8 June 2026 to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital by a total amount of up to EUR 97,194,578.00 (spelled out: Euro ninety-seven million one hundred ninety-four thousand five hundred seventy-eight) through the issuance of up to 97,194,578 new no-par value bearer shares against contribution in cash and/or in kind, including claims against the Company (“Authorized Capital 2021/II”).
In order to settle claims under the virtual participation programs of the Company, which were adopted by the Management Board and Supervisory Board to grant variable remuneration elements to the management and employees of the Jumia Group and thereby align their interests with those of the Company’s shareholders, the Authorized Capital 2021/II was partially utilized and currently still exists in an amount of EUR 92,796,094.00. The Management Board submitted to the Annual General Meeting 2022 a report on the utilization of the Authorized Capital 2021/II in the time period from the creation of the Authorized Capital 2021/II until the day the Annual General Meeting 2022 was convened. The report of the Management Board on the utilization of the Authorized Capital 2021/II in the time period from the Annual General Meeting 2022 until the day this Annual General Meeting 2023 is convened, is included in this invitation in section II.5 and will also be available on the Company’s website in the “Investors” section under the menu item “Annual Meeting” and the submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
from the time the Annual General Meeting is convened.
The virtual participation programs comprise the Virtual Restricted Stock Unit Program 2019 (“VRSUP 2019”), the Virtual Restricted Stock Unit Program 2020

(“VRSUP 2020”) and the Virtual Restricted Stock Unit Program 2021 (“VRSUP 2021”). The VRSUP 2019 expired in the meantime and all claims under the VRSUP 2020 are already fully settled, so that no shares will be issued from the Authorized Capital 2021/II anymore for these virtual participation programs.
In the context of the conversion of the Company into the legal form of a stock corporation (Aktiengesellschaft) and in continuation of the resolution of the Shareholders' Meeting dated 12/13 December 2018, the Management Board of the Company was authorized by conversion resolution dated 17/18 December 2018, in accordance with section 4(2) of the articles of association of the Company, to increase the share capital of the Company until 16 December 2023, once or repeatedly and each time with the consent of the Supervisory Board, by a total amount of up to EUR 10,212.00 (spelled out: Euro ten thousand two hundred twelve) by issuing up to 10,212 no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2018/I”). As a result of a capital increase from company funds, the Authorized Capital 2018/I was adjusted accordingly by resolution of the Annual General Meeting on 15 February 2019 and increased to EUR 7,311,792.00. Shareholders' subscription rights are excluded when the Authorized Capital 2018/I is utilized.
For the purpose of servicing acquisition rights (option rights) granted by the Company (or one of its legal predecessors) prior to the conversion of the Company into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries (“Old Option Rights”) as well as for the purpose of issuing shares in the Company to holders of shares in direct or indirect subsidiaries of the Company, the Authorized Capital 2018/I has already been predominantly utilized and currently still exists in an amount of EUR 704,292.00.
The Management Board has reported to the Annual General Meeting on the utilization of the Authorized Capital 2018/I in each case. The report of the Management Board on the utilization of Authorized Capital 2018/I in the period from the date of the Annual General Meeting 2022 to the date of convocation of this Annual General Meeting 2023 is included in this invitation under section II.4 and will also be available on the Company’s website in the “Investors” section under the menu item “Annual Meeting” and the submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
from the time the Annual General Meeting is convened.
The participation of the management and key employees of the Company and its subsidiaries in the economic risks and opportunities of the relevant business operation is an important component of an internationally competitive remuneration system in order to strengthen the commitment to the Company, to attract and retain competent and dedicated individuals whose efforts will result in the growth and profitability of the Company and to align their interests with the interests of the shareholders in order to increase the value of the Company.
Following a comparison of remuneration models of similar companies, on the basis of the recommendation of external remuneration consultants and in accordance with the remuneration system approved by the General Meeting in the financial year 2022, the Management Board and the Supervisory Board of the Company adopted a new Virtual Restricted Stock Unit Program 2023 (“VRSUP 2023”). The VRSUP 2023 does not affect the virtual stock units already granted but not yet settled under the existing VRSUP 2021. The VRSUP 2021 allows for further issuances of virtual stock units, but this will not be sufficient to satisfy the currently estimated demand.
The Company may allocate up to 6,500,000 virtual stock units to selected beneficiaries under the VRSUP 2023 until the end of 2027. Following vesting, the virtual stock units entitle the beneficiary to a claim against the Company for a cash payment depending on the value of the Company’s shares as represented by American Depositary Shares (“ADSs”). For the members of the Management Board, additional performance targets shall be agreed. The amount of the cash payment entitlement per virtual stock unit corresponds to the value of one share of the Company as represented by ADSs on the first five days of trading on the New York Stock Exchange after the publication by the Company of its most recent half year report or press release announcing the Company’s annual financial results. The cash payment entitlement may be capped in individual remuneration agreements. The terms of the VRSUP 2023 allow the Company to settle the payment claims resulting from the VRSUP 2023 by delivering shares of the Company, subject to the Annual General Meeting resolving on the creation of the Authorized Capital 2023/I. The further terms of the VRSUP 2023 remain substantially unchanged from those of the VRSUP 2021.
In addition, Old Option Rights for the acquisition of up to 225,435 shares in the Company continue to exist, the servicing of which is to remain possible in the future. For this purpose, the authorization to issue shares under exclusion of subscription rights previously granted under the existing Authorized Capital 2018/I shall continue to apply and be transferred with the same wording to the new Authorized Capital 2023/I to be created. The Authorized Capital 2018/I is to be cancelled in full, because the authorization expires in December 2023 and therefore prior to the next Annual General Meeting. By contrast, the existing option to issue shares in the Company to holders of shares in direct or indirect subsidiaries of the Company is not to be continued and will cease to exist.
The creation of the Authorized Capital 2023/I serves to ensure, among other things, that the Company is able to preserve liquidity and settle the claims under the VRSUP 2021 and in particular under the newly adopted VRSUP 2023 at its discretion by issuing shares in the future and that the Company can also continue to settle the claims under the existing Old Option Rights. In order to enable the Company to retain qualified personnel, to continue to be able to react flexibly to a favorable market environment or financing requirements, to strengthen liquidity at short notice, to be able to respond quickly and successfully to advantageous offers, and to exploit opportunities for corporate expansion as they arise, the new Authorized Capital 2023/I is to be created for a volume permissible by the AktG taking into account the now existing increased share capital of the Company. The newly created Authorized Capital 2023/I would thus amount to 50% of the Company’s share capital existing at the time of convening this Annual General Meeting.
Under the Authorized Capital 2023/I, shareholders shall generally be granted subscription rights to newly issued shares. However, in line with the existing Authorized Capital 2021/II, the shareholders’ subscription rights shall be excluded under the proposed Authorized Capital 2023/I, among others, to settle, at the discretion of the Company, claims under the VRSUP 2021 in the currently existing amount of up to 6,958,538 shares and under the VRSUP 2023 in the amount of up to 6,500,000 shares. In addition, the subscription right shall be excluded in order to be able to settle the claims arising from the Old Option Rights in the amount of up to 225,435 shares in accordance with the exact wording provided for this purpose in the existing Authorized Capital 2018/I.
Further, the provisions of the Authorized Capital 2021/II on the authorization to exclude the subscription rights of the shareholders shall be included in the Authorized Capital 2023 without any changes.

The report of the Management Board on the reasons for the exclusion of the shareholders’ subscriptions rights and the authorization to exclude the shareholders’ subscriptions rights when issuing new shares under the Authorized Capital 2023/I is available on the Company’s website in the “Investors” section under the menu item “Annual Meeting” and the submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
from the time the Annual General Meeting is convened. The report will also be available at the Annual General Meeting.
The Management Board and Supervisory Board therefore propose to pass the following resolution:
a)Cancellation of the existing Authorized Capital 2021/II and cancellation of the existing Authorized Capital 2018/I
The authorization of the Management Board of the Company until 8 June 2026 (inclusive) pursuant to section 4(5) of the articles of association of the Company to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital by up to a total remaining amount of EUR 92,796,094.00 through the issuance of up to 92,796,094 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company, as well as the authorization of the Management Board of the Company pursuant to section 4(2) of the articles of association of the Company to increase the share capital of the Company until 16 December 2023, once or repeatedly and each time with the consent of the Supervisory Board, by a total of up to EUR 704,292.00 by issuing up to 704,292 no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company, are hereby cancelled with effect from the time at which the authorization to increase the share capital of the Company pursuant to agenda item 9 lit. b) below and the registration with the commercial register of the amendment of section 4(2) of the articles of association of the Company pursuant to agenda item 9 lit. c) below come into effect.
b)Creation of a new Authorized Capital 2023/I with the exclusion of shareholders’ subscription rights and with the authorization for the exclusion of shareholders’ subscription rights
The Management Board is hereby authorized until 13 August 2028 (inclusive) to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital of the Company by a total amount of up to EUR 101,138,683.00 (in words: Euro one hundred and one million one hundred thirty-eight thousand six hundred eighty-three) through the issuance of up to 101,138,683 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2023/I”).
In principle, the shareholders are to be granted subscription rights. The shares may also be subscribed for by one or more credit institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) AktG (indirect subscription right).
The shareholders’ subscription rights are excluded for one or more capital increases in the context of the Authorized Capital 2023/I,

–the utilization of the Authorized Capital 2023/I occurs in order to issue up to a maximum of 225,435 new shares of the Company to fulfil acquisition rights (option rights) granted by the Company (or its legal predecessors) prior to its conversion into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries;
–if the utilization of the Authorized Capital 2023/I occurs in order to issue up to a maximum of 6,958,538 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2021 of the Company (“VRSUP 2021”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 AktG or their investment vehicles, subject to the details of the VRSUP 2021, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units; and/or
–if the utilization of the Authorized Capital 2023/I occurs in order to issue up to a maximum of 6,500,000 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2023 of the Company (“VRSUP 2023”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 AktG or their investment vehicles, subject to the details of the VRSUP 2023, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units.
In this case, the pro rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution on the Authorized Capital 2023/I or, if this amount is lower, existing at the time of the exercise of the Authorized Capital 2023/I. Towards this 10%-limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 AktG or their investment vehicles to settle claims under participation programs since the resolution on the Authorized Capital 2023/I was adopted.
Further, the Management Board shall be authorized to exclude the shareholders’ subscription rights with the consent of the Supervisory Board for one or more capital increases in the context of the Authorized Capital 2023/I,
–in order to exclude fractional amounts from the subscription right;
–to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfilment of the conversion or option obligations or to the extent the Company exercises with regard to such Bonds its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due;
–to issue shares for cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 AktG and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 AktG does not exceed a total of 10% of the share capital of the Company, whether at the time the Authorized Capital 2023/I comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 10% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2023/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 AktG subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 AktG during the term of the Authorized Capital 2023/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2023/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 AktG or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 AktG;
–to issue shares for contributions in kind, in particular – but not limited thereto – in the context of mergers or for the purpose of (including indirect) acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind; or
–in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).
The Management Board shall be authorized, with the consent of the Supervisory Board, to determine any additional content of the rights attached to the shares and the conditions of the share issue; this includes the determination of the profit participation of the new shares, which may, in deviation from section 60(2) AktG, also participate in the profit of completed fiscal years.
The Supervisory Board shall be authorized to adjust the wording of the articles of association accordingly following any partial or the complete utilization of the Authorized Capital 2023/I or upon expiry of the period for the utilization of the Authorized Capital 2023/I.

c)Amendment to section 4(2) of the articles of association of the Company
Section 4(2) of the articles of association of the Company is hereby completely restated as follows:
“The Management Board is hereby authorized until 13 August 2028 (inclusive) to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital of the Company by a total amount of up to EUR 101,138,683.00 (in words: Euro one hundred and one million one hundred thirty-eight thousand six hundred eighty-three) through the issuance of up to 101,138,683 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2023/I”).
In principle, the shareholders are to be granted subscription rights. The shares may also be subscribed for by one or more credit institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) of the German Stock Corporation Act (indirect subscription right).
The shareholders’ subscription rights are excluded for one or more capital increases in the context of the Authorized Capital 2023/I,
–the utilization of the Authorized Capital 2023/I occurs in order to issue up to a maximum of 225,435 new shares of the Company to fulfil acquisition rights (option rights) granted by the Company (or its legal predecessors) prior to its conversion into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries;
–if the utilization of the Authorized Capital 2023/I occurs in order to issue up to a maximum of 6,958,538 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2021 of the Company (“VRSUP 2021”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2021, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units; and/or
–if the utilization of the Authorized Capital 2023/I occurs in order to issue up to a maximum of 6,500,000 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2023 of the Company (“VRSUP 2023”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2023, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units.

In this case, the pro rata amount of the share capital attributable to the new shares issued may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution on the Authorized Capital 2023/I or, if this amount is lower, existing at the time of the exercise of the Authorized Capital 2023/I. Towards this 10%-limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles to settle claims under participation programs since the resolution on the Authorized Capital 2023/I was adopted.
Further, the Management Board is authorized to exclude the shareholders’ subscription rights with the consent of the Supervisory Board for one or more capital increases in the context of the Authorized Capital 2023/I,
–in order to exclude fractional amounts from the subscription right;
–to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfilment of the conversion or option obligations or to the extent the Company exercises with regard to such Bonds its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due;
–to issue shares for cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act does not exceed a total of 10% of the share capital of the Company, whether at the time the Authorized Capital 2023/I comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 10% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2023/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2023/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2023/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act;
–to issue shares for contributions in kind, in particular – but not limited thereto – in the context of mergers or for the purpose of (including indirect) acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind; or
–in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).
The Management Board is authorized, with the consent of the Supervisory Board, to determine any additional content of the rights attached to the shares and the conditions of the share issue; this includes the determination of the profit participation of the new shares, which may, in deviation from section 60(2) of the German Stock Corporation Act, also participate in the profit of completed fiscal years.
The Supervisory Board is authorized to adjust the wording of the articles of association accordingly following any partial or the complete utilization of the Authorized Capital 2023/I or upon expiry of the period for the utilization of the Authorized Capital 2023/I.”
d)Cancellation of section 4(5) of the Company’s articles of association
Section 4(5) of the articles of association of the Company shall be cancelled in full and removed without replacement.
e)Application for registration with the Commercial Register
The Management Board is instructed to apply for registration of the cancellation of the Authorized Capital 2021/II and the cancellation of the Authorized Capital 2018/I and the creation of the new Authorized Capital 2023/I as well as of the corresponding amendments of the articles of association of the Company to be registered with the commercial register competent for the Company with the proviso that the cancellation of the Authorized Capital 2021/II and the cancellation of the Authorized Capital 2018/I as well as the cancellation of section 4(5) of the articles of association of the Company is registered first, but only if the Authorized Capital 2023/I and the corresponding amendment of section 4(2) of the articles of association of the Company are immediately registered thereafter in the commercial register competent for the Company.
Subject to the preceding paragraph, the Management Board is authorized to apply to the commercial register for registration of the Authorized Capital 2023/I and the related amendments to the articles of association separately from other resolutions of this Annual General Meeting.
10.Resolution on the cancellation of the previous authorization and the granting of a new authorization to acquire treasury shares and their use, including the authorization to redeem acquired treasury shares and decrease the share capital as well as the exclusion of subscription rights
The extraordinary general meeting of the Company held on 15 February 2019, granted the Management Board under agenda item 7 an authorization to acquire and use treasury shares in accordance with section 71(1) no. 8 AktG. This authorization is limited until 14 February 2024 and will therefore expire before the Annual General Meeting in 2024. The Management Board has not made use of the existing authorization. In order to enable the Company to continue to respond flexibly to favorable market conditions and to acquire and use treasury shares as required to the extent permitted by law without interruption beyond 14 February 2024, the authorization is to be renewed. To this extent, the existing authorization is to be completely cancelled and a new authorization shall be resolved upon.
The report of the Management Board on the reasons for the exclusion of shareholders’ subscription rights in connection with the sale and use of treasury shares, respectively ADS acquired in accordance with the authorization under agenda item 10 is available on the Company’s website in the “Investors” section under the menu item “Annual Meeting” and the submenu item “Annual General Meeting 2023” under
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
from the time the Annual General Meeting is convened. The report will also be made available at the Annual General Meeting.
The Management Board and Supervisory Board therefore propose to pass the following resolution:
a)Cancellation of the existing authorization
The currently existing authorization to acquire treasury shares granted by the Annual General Meeting on 15 February 2019 under agenda item 7 and limited until 14 February 2024 is hereby completely cancelled.
b)Grant of an authorization to acquire treasury shares
The Management Board is authorized until the expiry of 13 August 2028, with the approval of the Supervisory Board and in compliance with the Principle of Equal Treatment (section 53a AktG) to acquire treasury shares up to a total of 10 % of the Company’s registered share capital at the time of the effectiveness of this resolution or – if this amount is lower – at the time the authorization is exercised. The shares acquired on the basis of this authorization may not, together with other treasury shares which the Company has acquired and still holds or which are attributable to it according to sections 71a et seqq. AktG, exceed 10 % of the Company’s registered share capital at any point in time.
This authorization also includes the acquisition of American Depository Shares representing shares of the Company (“ADS”) that are admitted to trading on the New York Stock Exchange (“NYSE“), provided that, with regard to the limit of 10 % of the share capital, the number of ADS is to be multiplied with the number of ADS representing one share of the Company.
This authorization can be used, in whole or in part, by the Company once or several times in pursuit of one or more of the Company’s objectives, but also by group companies or third parties for the account of the Company or the group companies.
The authorization may not be used for the purpose of trading treasury shares, respectively ADS.
c)Nature and manner of the acquisition of treasury shares, respectively ADS

The acquisition of treasury shares, respectively ADS takes place at the choice of the Management Board aa) through the stock exchange or bb) by means of a public offer directed to all shareholders of the Company or by means of a public invitation to the shareholders to make a sales offer (the acquisition according to bb) is referred to hereinafter as “Public Offer”) or cc)  by means of a public offer or a public request to make an offer to exchange liquid shares admitted to trading on an organized market in the meaning of the Securities Acquisition and Takeover Act (hereinafter “Exchange Shares”), respectively liquid ADS admitted to trading on the NYSE (“Exchange ADS”) against shares or ADS of the Company (the acquisition according to cc) hereinafter “Exchange Offer”).
a)Acquisition of shares, respectively ADS through the stock exchange
If the treasury shares are acquired through the stock exchange, the purchase price per share paid by the Company (without ancillary costs) may not be more than 10 % higher or lower than the Company’s share price in Xetra trading (or a corresponding successor system) ascertained by the opening auction on the trading day.
With regard to the acquisition of ADS, the relevant price is the price per ADS on the NYSE ascertained by the opening auction on the trading day.
b)Acquisition of shares, respectively ADS by a Public Offer
In the case of an acquisition by way of a Public Offer, the Company can determine a fixed purchase price or a purchase price range for each share (without ancillary costs) whereby it is prepared to acquire shares. In the Public Offer, the Company can determine a period for the acceptance or delivery of the offer as well as the possibility and the conditions for an adjustment of the purchase price range during this period in the event of significant price changes. The purchase price will, in the case of a purchase price range, be set on the basis of the sales price stated in the acceptance or offer declarations of the shareholders and the volume of the acquisition as determined by the Management Board after the end of the offer period.
(1)In the case of a public offer of the Company, the purchase price offered or the purchase price range may not be more than 10 % higher or lower than:
(i)For shares of the Company:
either the volume-weighted average of the closing price of the Company’s shares in Xetra trading (or a corresponding successive system)
or, insofar as the shares are not admitted to Xetra trading, the volume-weighted average of the closing price of the Company’s ADS on the NYSE, whereby such price per ADS is to be multiplied with the number of ADS representing one share, on the last five (5) stock exchange trading days before the day of the public notification of the offer. In the event of an adjustment of the purchase price range by the Company, the last five (5) stock exchange trading days prior to the public announcement of the adjustment will be the basis for the adjustment.

(ii)For ADS of the Company:
the volume-weighted average of the closing price of the Company’s ADS on the NYSE on the last five (5) stock exchange trading days before the day of the public notification of the offer. In the event of an adjustment of the purchase price range by the Company, the last five (5) stock exchange trading days prior to the public announcement of the adjustment will be the basis for the adjustment.
(2)In the case of a public invitation to all shareholders to submit offers for sales, the purchase price ascertained on the basis of the offers made (without ancillary costs) may not be more than 10 % higher or lower than:
(i)For each share of the Company:
the volume-weighted average of the closing price of the Company’s shares in Xetra trading (or a corresponding successive system)
or, insofar as the shares are not admitted to Xetra trading, the volume-weighted average of the closing price of the Company’s ADS on the NYSE, whereby such price per ADS is to be multiplied with the number of ADS representing one share, on the last five (5) stock exchange trading days before the day of publication of the request to make a sales offer. In the event of an adjustment of the purchase price range by the Company, the last five (5) stock exchange trading days prior to the public notification of the adjustment will be the basis for the adjustment.
(ii)For each ADS of the Company:
the volume-weighted average of the closing price of the Company’s ADS on the NYSE on the last five (5) stock exchange trading days before the day of publication of the request to make a sales offer. In the event of an adjustment of the purchase price range by the Company, the last five (5) stock exchange trading days prior to the public notification of the adjustment will be the basis for the adjustment.
The volume of the purchase offer or the invitation to sell can be limited. If the shares, respectively ADS offered by the shareholders for purchase exceed the total amount of the purchase offer or of the Company’s invitation to sell, the shares, respectively ADS offered shall be taken into account or accepted in the proportion of the total amount of the purchase offer or the invitation to sell to the total of shares, respectively ADS offered by the shareholders. It can, however, be provided that lower amounts of up to one hundred (100) offered shares, respectively the corresponding amount of ADS considering the number of ADS representing one share for each shareholder can be acquired on a preferential basis. The Public Offer can provide for additional conditions.
c)The acquisition of shares or ADS respectively (1) by means of a public offer to exchange liquid shares or ADS respectively or (2) by a public request to make an offer for the exchange of liquid shares, each of which are admitted to trade on an organized market in the meaning of the Securities Acquisition and Takeover Act, or liquid ADS, each of which are admitted to trading on the NYSE.
In the case of an acquisition by an Exchange Offer, the Company can set either an exchange ratio or a corresponding exchange range at which it is prepared to acquire shares or ADS respectively of the Company. Payment in cash can thereby be made as additional payment or in compensation for fractional amounts. In the Exchange Offer, the Company can set a period for the acceptance or making of the offer and the possibility and the conditions for adjustment of the exchange range during the period in the event of not only insignificant price changes. The exchange ratio will be ascertained in the event of an exchange range on the basis of the exchange ratio and/or other data stated in the acceptance or offer declarations of the shareholders and the acquisition volume set by the Management Board after the ending of the offer period.
(1)In the case of an Exchange Offer of the Company, the offered exchange ratio or the exchange range may not exceed the crucial value of a share or ADS respectively of the Company by more than 10 % or fall below the said value by more than 20%.
The volume-weighted average price of an Exchange Share and a share of the Company in Xetra trading (or an equivalent successor system) or on an organized market in the meaning of the Securities Acquisition and Takeover Act or, insofar as the shares are not admitted to Xetra trading, the volume-weighted average of the closing price of an Exchange ADS and the Company’s ADS on the NYSE, whereby such price per ADS is to be multiplied with the number of ADS representing one share, on the last five (5) stock exchange trading days prior to the day of the public notification of the offer is to be charged in each case. In the event of adjustment of the exchange range by the Company, the last five (5) stock exchange trading days prior to the public notification of the adjustment will be relied upon.
(2)In case of a solicitation to the shareholders to submit offers for the exchange of liquid shares, the exchange ratio per share or ADS respectively, as determined on the basis of the offer received may not (excluding ancillary costs), exceed the relevant value of such share or ADS respectively by more than 10 % and not fall below the said value by more than 20%.
The volume-weighted average price of an Exchange Share and a share of the Company in Xetra trading (or an equivalent successor system) or on an organized market in the meaning of the Securities Acquisition and Takeover Act or, insofar as the shares are not admitted to Xetra trading, the volume-weighted average of the closing price of an Exchange ADS and the Company’s ADS on the NYSE, whereby such price per ADS is to be multiplied with the number of ADS representing one share, on the last five (5) stock exchange trading days prior to the day of the public notification of the offer is to be charged in each case. In the event of adjustment of the exchange range by the Company,

the last five (5) stock exchange trading days prior to the public notification of the adjustment will be relied upon.
The volume of the Exchange Offer or the request to make an Exchange Offer can be restricted. If the shares offered by the shareholders for exchange exceed the total amount of the Exchange Offer or the request of the Company to make an Exchange Offer, they will be taken into account or accepted in the proportion borne by the total amount of the Exchange Offer or the request to make an Exchange Offer to the total of the shares of the Company offered by the shareholders. It can however be provided that minor amounts of up to 100 shares, respectively a corresponding amount of ADS, offered per shareholder will be acquired in preference. The Exchange Offer or the request to make an Exchange Offer can provide other conditions.
d)Authorization of the Management Board to sell or otherwise use acquired shares, respectively ADS
The Management Board is authorized to use the treasury shares, respectively the ADS, acquired on the basis of the above authorization pursuant to section 71(1) no. 8 AktG for all legally permissible purposes and in particular, besides a sale on the stock exchange or by means of an offer to all shareholders, also to pursue one or more of the following purposes:
a)The treasury shares can be redeemed and the Company’s share capital can be reduced by that part of the share capital allotted to the redeemed shares without the redemption or its implementation requiring a further resolution by the General Meeting. The Management Board can redeem the treasury shares also in the simplified procedure without reducing the share capital so that by the redemption the proportion of the other shares in the share capital is increased. If the redemption of the treasury shares takes place in the simplified procedure without reducing the share capital, the Management Board is authorized to amend the number of shares in the articles of association.
b)The treasury shares, respectively the ADS can be offered for purchase and transferred to persons employed or who were employed by the Company or one of its affiliates and board members of the Company or its affiliates or their investment vehicles or other holders of acquisition rights especially under options. To the extent members of the Management Board of the Company are affected, this authorization is granted to the Supervisory Board who also determines the relevant details.
c)The treasury shares, respectively the ADS, can be offered for purchase and transferred to holders of virtual option rights or to beneficiaries of virtual participation programs to satisfy virtual option rights or other claims, in particular payment claims, under virtual participation programs, if and to the extent the Management Board of the Company decides in its sole discretion to settle claims resulting from virtual option rights or other claims, in particular payment claims, under virtual participation programs by issuing treasury shares, respectively ADS. To the extent members of the Management Board of the Company are affected, this authorization is granted to the Supervisory Board who also determines the relevant details.
d)The treasury shares, respectively the ADS can, with the approval of the Supervisory Board, be offered in particular in the course of company mergers or the acquisition of companies, businesses, parts of companies or holdings, or interests or other assets or claims for the acquisition of assets including claims against the Company or companies affiliated with the Company within the meaning of sections 15 et seqq. AktG to third parties in exchange for contributions in kind. The above described shares, respectively ADS may also be used for ending or, respectively, for the settlement of valuation proceedings under company law of companies affiliated with the Company within the meaning of sections 15 et seqq. AktG.
e)The treasury shares, respectively ADS can be issued in order to distribute a dividend in kind in the context of which shares, respectively ADS of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).
f)The treasury shares, respectively ADS can, with the approval of the Supervisory Board, be sold to third parties for cash if, at the time of sale, the price at which the shares of the Company are sold is not significantly below the stock exchange price (i) per share of the Company, provided that the shares of the Company are traded on a stock exchange, or (ii) per ADS of the Company (sections 71(1) no. 8 sentence 5, 186 (3) sentence 4 AktG), whereby in case of a sale of shares the stock exchange price per ADS of the Company is to be multiplied with the number of ADS representing one share.
g)The treasury shares, respectively ADS, can be used to serve acquisition obligations or acquisition rights to shares, respectively ADS, of the Company out of and in connection with convertible bonds, options, profit rights and/or profit bonds (respectively combinations of these instruments) (hereinafter together “Bonds”) issued by the Company or group companies, with conversion or option rights, respectively conversion or option obligations.
h)The treasury shares, respectively the ADS may be used to grant subscription rights to holders of bonds with conversion or option rights or conversion or option obligations issued by the Company or one of its Group companies to the extent to which they would be entitled after exercising their rights or obligations under the aforementioned instruments.
Overall, the shares, respectively the ADS, used on the basis of the authorizations above referenced under lit. d) ff), gg) and hh) insofar as they were issued in analogous application of section 186(3) sentence 4 AktG (excluding subscription rights for cash contribution not significantly below the stock exchange price), may not exceed 10 % of the share capital whether at the time of the effectiveness of the resolution or – if this amount is lower – at the time of the exercise of the authorization. This limit of 10 % of the share capital applies to ADS provided that the number of ADS is to be multiplied with the number of ADS representing one share. Towards the above threshold of 10 % of the share capital shall also count the pro rata amount of the share capital attributable to any shares, respectively ADS, (i) that are issued or sold in direct or analogous application of section 186(3) sentence 4 AktG during the term of this authorization up to that time; (ii) that are issued to satisfy Bonds with conversion or option rights, respectively conversion or option obligations, provided that such Bonds were issued during the term of this authorization in analogous application of section 186(3) sentence 4 AktG.
In the cases referenced above under d) bb) through hh) the subscription rights of the shareholders shall be excluded as well as if this is necessary,

in the event of the sale of treasury shares, respectively ADS, to all shareholders, to settle fractional amounts.
e)Other provisions
The authorizations above under d) to use treasury shares, respectively ADS, can be used once or multiple times, in whole or in relation to a partial volume of treasury shares, respectively ADS, acquired on an individual or joint basis. The authorizations under d) above can also be exercised by group companies, companies in which the Company holds a majority interest or by third parties for the account of the Company, the group companies or companies in which the Company holds a majority interest.
The exercise of the authorizations above referenced under d) bb) and cc) may not cause the proportionate amount of the share capital of the Company to exceed 10%, whether at the time of the effectiveness of the resolution of the General Meeting on these authorizations, or at the time of the exercise of these authorizations. Shares issued out of authorized capital and/or conditional capital to employees and/or members of the Management Board of the Company and/or of affiliates of the Company during the term of these authorizations are to be credited against the above maximum limit of 10 % of the registered share capital.
II.Annexes and other information on the agenda and reports by the Management Board
1.Annex to agenda item 5: Compensation Report for the financial year 2022
Compensation report 2022 of Jumia Technologies AG
1.    Preamble
This compensation report complies with the legal requirements of Section 162 German Stock Corporation Act (Aktiengesetz – AktG) and considers the recommendations of the German Corporate Governance Code (GCGC) in its version published on 28 April 2022. This report describes the basic features of the compensation system and provides information about the compensation awarded and due for the members of the Management Board as well as for the members of the Supervisory Board of Jumia Technologies AG (Jumia or the Company) in 2022. In the year before, the Compensation Report 2021 has been subject to a non-binding vote at the Annual General Meeting (AGM) of Jumia Technologies AG on 13 July 2022 and was approved by 97.03% of the present shareholders. In view of the positive voting result and for reasons of consistency, the Management Board and Supervisory Board see no need to adjust the reporting method or level of detail.
This compensation report was audited by Ernst & Young GmbH, Wirtschaftsprüfungsgesellschaft, in accordance with the regulatory requirements of Section 162 (3) AktG and is subject to a non-binding vote at the AGM, dated 14 August 2023 as required by Section 120a (4) AktG. The compensation report as well as the report on the respective audit are published on the Jumia’s website https://investor.jumia.com/investor-relations.
2.    Changes to the Management Board
Jeremy Hodara and Sacha Poignonnec, Jumia Co-founders and Co-CEOs, stepped down from the Management Board in November 2022. On 5 November 2022, the Supervisory Board appointed a new Management Board with Francis Dufay and Antoine Maillet-Mezeray as its members.

In connection with their appointment to the Management Board, Francis Dufay, previously Executive Vice President Africa with responsibility for the group’s e-commerce business in Africa, has been appointed Chief Executive Officer and Antoine Maillet-Mezeray, previously Group Chief Financial Officer, has been appointed Executive Vice President, Finance & Operations. Under their leadership, the company has announced a new strategy focused on building stronger fundamentals for the e-commerce businesses and reducing operating losses through stronger cost discipline, targeted monetization initiatives and a more simplified and efficient organization.
3.    Basic principles of the compensation system of the Management Board
The compensation system for the Management Board is set in a way that promotes the company’s corporate strategy and long-term development. Jumia’s core strategy is focused on both growth, which for example includes the goal to gain a leadership position across markets, to increase the number of sellers on its platform and to build for the long-term, and cost discipline, including the goal to reduce operating losses meaningfully in the near- and mid-term.
The Supervisory Board revised the compensation system for the Management Board in 2022. The compensation system adopted in 2022 is in line with the Company’s long-term and sustainable development and applies to all newly appointed Management Board members, including Francis Dufay and Antoine Maillet-Mezeray. Approximately 73% of the shareholders present at the Jumia Technologies AG 2022 AGM approved the compensation system in a non-binding advisory vote.
The Management Board compensation addresses the company’s Gross Merchandise Volume (GMV), which corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. Raising the GMV implies the increased usage of Jumia’s marketplace and is an indicator for Jumia’s growth. Jumia also places high value on stabilizing the company and managing costs to strengthen long-term development of its business. Therefore, a profitability measure is implemented in the long-term variable compensation component (adjusted EBITDA). All elements of Jumia’s growth strategy contribute to the company’s value and hence will be reflected in the share price.
To assess the appropriateness of total compensation of the Management Board members compared to other companies, the Supervisory Board used a suitable individual peer group. As Jumia is a German stock corporation, the peer group consists of German companies in e-commerce, retail and tech with start-up character:
In addition to the external benchmark, the Supervisory Board considered the relation between Management Board compensation, the compensation of senior managers, the average employee compensation and how they have developed over time.
4.    Summary of the compensation system of the Management Board
The compensation for the Management Board provides for both non-performance-based (fixed) and performance-based (variable) compensation components. The fixed compensation includes the base salary and fringe benefits, while the variable compensation is composed of Virtual Restricted Stock Units (VRSUs) granted pursuant to the Virtual Restricted Stock Unit Program 2021 (VRSUP 2021).
The compensation system for Management Board members is summarized below:
The above compensation system as approved by the AGM on 13 July 2022, was not valid for the Management Board in charge up to 5 November 2022, as active contracts remained in place until the end of the current term, but applies for the current, active Management Board members, starting 5 November 2022.
In accordance with Section 87a(1) sentence 2 no. 1 AktG, the maximum compensation includes all compensation components. As approved at the AGM 2022, the maximum compensation for one fiscal year is set at EUR 15 million for each Management Board member. The maximum compensation limits the total payments of all compensation components resulting from one fiscal year. If the sum of the payments from a fiscal year exceeds this predefined maximum compensation, the last compensation component to be paid out – generally the long-term VRSUP – is reduced accordingly. However, the maximum compensation only became effective for the new service agreements concluded after the AGM 2022 for the newly appointed Management Board members.
5.    Application of the compensation system of the Management Board for 2022
A.    Non-performance-based compensation

a)    Base salary
Jumia pays the Management Board members a fixed annual compensation in twelve equal monthly installments.
b)    Fringe benefits
Fringe benefits primarily include contributions to market-standard insurances: health and nursing care insurance for the Management Board member and his/her family, accident insurance for invalidity and death with an appropriate amount.
Besides contributions to insurance, the Company reimburses any expenses incurred by a Management Board member in the course of the due performance of his duties and grants an education allowance for eligible dependent children.
Lastly, the Company includes the Management Board Member in its D&O insurance.
There are no pension commitments or retirement benefit agreements.
B.    Variable compensation
The variable compensation comprises the short-term VRSUP and the long-term VRSUP.
a)    Short-term oriented Virtual Restricted Stock Unit Plan (short-term VRSUP)
The short-term VRSUP has a performance period of two years, equal to the vesting period. The number of short-term VRSUs granted for a fiscal year is determined annually by the Supervisory Board. The payout of the VRSUs depends on the Gross Merchandise Volume Compound Annual Growth Rate (GMV CAGR) and the share price development. 100% of granted VRSUs vest after two years (2024).
A condition for the payout of the VRSUs is the achievement of a GMV CAGR target over the performance period:
·100% vests if the 2-year compound annual growth rate of the annual GMV of Jumia Group is at least 5%.
·80% vests if the 2-year compound annual growth rate of the annual GMV of Jumia Group is at least 2.5% but less than 5%.
·50% vests if the 2-year compound annual growth rate of the annual GMV of Jumia Group is above (15%) but less than 2.5%.
·The award will not vest if the 2-year compound annual growth rate of the annual GMV of Jumia Group is equal to or less than (15%).
GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

b)    Long-term oriented Virtual Restricted Stock Unit Plan (long-term VRSUP)

The long-term VRSUP is designed as a long-term oriented incentive with a vesting or waiting period and performance period of four years (plan term). The number of long-term VRSUs granted for a fiscal year is defined annually by the Supervisory Board to consider individual responsibilities of each Management Board member as well as the company’s economic situation.
The payout of the long-term VRSUs depends on the share price development and the target achievement of the following key performance indicators:
GMV CAGR Performance condition (50% of long-term VRSUP):
·100% vests if the 4-year compound annual growth rate of the annual GMV of Jumia Group is at least 10%.
·80% vests if the 4-year compound annual growth rate of the annual GMV of Jumia Group is at least 5% but less than 10%.
·50% vests if the 4-year compound annual growth rate of the annual GMV of Jumia Group is above (5%) but less than 5%.
·The award will not vest if the 4-year compound annual growth rate of the annual GMV of Jumia Group is equal to or less than (5%).
Adjusted EBITDA Performance condition (50% of long-term VRSUP):
·100% vests if the annual Adjusted EBITDA of Jumia Group improves by at least 15% over four years.
·80% vests if the annual Adjusted EBITDA of Jumia Group improves by at least 10% but less than 15% over four years.
·50% vests if the annual Adjusted EBITDA of Jumia Group improves by at least 5% but less than 10% over four years.
·The award will not vest if the annual Adjusted EBITDA of Jumia Group improves by less than 5% over four years.
c)    Overview of Restricted Stock Units
The following VRSUs were granted on 15 December 2022 to Francis Dufay and Antoine Maillet-Mezeray following their Management Board appointments:
No VRSUs vested and were awarded and/or due for Francis Dufay and Antoine Maillet-Mezeray during their service term as Management Board members, between 5 November and 31 December 2022.
C.    Further contractual arrangements

a)    Malus and clawback clauses
The service agreements entered into by the Management Board members contain malus and clawback provisions. Under these provisions, the compensation from the payout of the short-term VRSUP and the long-term VRSUP can be reduced (malus) or reclaimed (clawback). The Supervisory Board has the right to reduce or reclaim compensation, if a Management Board member intentionally breaches the Compliance Guidelines, the Code of Conduct or a material contractual duty, or if a member of the Management Board commits significant breaches of duties of care within the meaning of Section 93 AktG.
Any claims for damages, in particular those arising from Section 93 AktG, the right to revoke the appointment in accordance with Section 84 AktG and the right to terminate the service agreement of the Management Board member for cause (Section 626 of the German Civil Code (Bürgerliches Gesetzbuch – BGB)) remain unaffected.
No malus or clawback provisions were applied in fiscal year 2022.
b)    Share Ownership Guidelines
Each Management Board member is required to acquire shares of Jumia worth 100% of annual gross base salary and to hold those shares at least until the end of appointment as a Management Board member. Management Board members are obligated to build up the required amount of shares within four years after initial appointment or after the effective date of the share ownership guidelines, respectively.
The status quo of the value of shares held by each Management Board member in EUR and the percentage of base salary is as follows:
c)    Early termination
In the event of the ending of the office as Management Board member, in particular by revocation of the appointment or resignation, the service agreement also ends automatically in accordance with the statutory dismissal notice periods of Section 622 BGB without requiring a termination.
In the event the Management Board member’s service agreement with Jumia ends due to voluntary resignation from office prior to the regular end of term of office, or in case of a revocation from office by Jumia in circumstances where there are grounds justifying a termination of the service relationship for good cause within the meaning of Section 626 BGB, all vested and unvested as well as vested but not yet paid short-term VRSUs and long-term VRSUs will forfeit without compensation.
In cases of early termination other than those described above, a Management Board member shall retain all short-term VRSUs and long-term VRSUs already vested and not yet paid out.

d)    Change of Control
In the event of a Change of Control an accelerated vesting for the short-term VRSUs and long-term VRSUs granted under the Virtual Restricted Stock Unit Program 2021 of the Company is agreed. Change of Control describes an event or process in which a person or entity acquires a majority of the shares of Jumia, or all or substantially all of the Jumia’s assets. Another business combination transaction (e.g. a merger) having a similar effect will also be considered as a change of control. Accelerated vesting means that all unvested short-term VRSUs and long-term VRSUs shall vest immediately at the date of the Change of Control.
The Change of Control does not trigger a termination right. Thus, no severance payment is agreed in the change of control except from the following general rules.
e)    Severance payments
In the event of premature termination of the service agreement, any severance payment to be negotiated may not exceed two years' compensation and is also limited to the compensation for the remaining term of the service agreement.
If the Management Board member during the term of the service agreement becomes permanently incapacitated, the service agreement ends with the end of the quarter in which the permanent incapacity is ascertained.

f)    Post-contractual Prohibition on Competition
The Management Board member is prohibited for 24 months after the ending of the service agreement from competing with Jumia or with direct and indirect subsidiaries of Jumia. The post contractual prohibition on competition relates materially to all areas in which Jumia is active at the time the agreement ends, and geographically to the business area of Jumia, meaning the entire area of activity, at the time the service agreement ends.
For the duration of the post-contractual non-competition clause, Jumia is obliged to pay the Management Board member compensation equivalent to half of the fixed monthly compensation last received by the Management Board member. Other income shall be offset against the post contractual non-competition clause pursuant to Section 74c of the German Commercial Code (Handelsgesetzbuch – HGB).
Jumia may waive the post-contractual non-competition clause at any time by written declaration with the effect that it shall be released from the obligation to pay compensation after six months from the declaration.
g)    Secondary activities
If a Management Board member receives compensation for serving on the Supervisory Boards of affiliated companies, this compensation will offset from the regular compensation at Jumia.
In case of a Supervisory Board mandate outside the Jumia group, the Supervisory Board decides on a case-by-case basis on the approval of such mandate and whether and to which extent any compensation will be offset against the Management Board compensation of Jumia.

6.    Compensation of the Management Board in 2022
A.    Target Compensation
The following table shows the target compensation for each Management Board member in 2022. Target compensation refers to the fair value of each compensation component at the time each component is granted. Fringe benefits represent expenses in the respective fiscal year:
The compensation structure reflects the strong pay-for-performance approach by the high proportion of variable compensation. In addition, a focus on the long-term development of Jumia is ensured by weighting the long-term VRSUs higher than the short-term VRSUs.
B.    Awarded and due compensation
In accordance with Section 162 (1) sentence 1 AktG, the table below shows the compensation awarded and due to the Management Board members in 2022. Compensation awarded and due refers to the value of each compensation component when settled (in the case of virtual restricted stock units) or when it is exercised (in the case of stock options). The table shows the total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in fiscal year 2022, as well as total variable compensation, including VRSUs that vested and became awarded and due in 2022.

7.    Compensation of former Management Board members
A.    Compensation overview
Jeremy Hodara and Sacha Poignonnec, Jumia Co-founders and Co-CEOs, stepped down from the Management Board in November 2022. All Virtual Restricted Stock Units (VRSUs) granted to Jeremy Hodara and Sacha Poignonnec in 2021 and 2022 as part of the variable compensation forfeited and extinguished without compensation.
In 2022, the following Stock Options were exercised, cancelled or are still within their respective performance period:
The former members of the Management Board exercised all of their remaining stock options granted under the Stock Option Program 2016 in 2022.
The former members of the Management Board received stock options from the Company’s Stock Option Plan in a 2020 grant. These stock options were cancelled and forfeited without entitlement to compensation according to the terms of the Stock Option Plan 2019 upon the former Management Board members resignation from the company.

The former members of the Management Board received stock options from the Company’s Stock Option Plan 2020 in a 2020 grant. Certain stock options in this award had not vested at the time of the former Management Board members’ resignation and these stock options were cancelled and forfeited without entitlement to compensation. The vested stock options granted under the Stock Option Plan 2020 remain outstanding with vesting subject to performance conditions. If the performance conditions are achieved, the former Management Board members must exercise any vested stock options granted under the Stock Option Plan 2020 in the first open exercise window following the expiry of the waiting period (May 2024). All stock options not exercised within this period will be forfeited and cancelled without compensation.
In 2022, the former members of the Management Board (who were the only recipients of stock options granted under the Stock Option Program 2021) voluntarily forfeited all stock options granted to them under the Stock Option Program 2021 without compensation. Subsequently, the Stock Option Program 2021 was cancelled together with the corresponding conditional capital 2021/III by resolution of the 2022 AGM.
B.    Awarded and due compensation
In accordance with Section 162 (1) sentence 1 AktG, the table below shows the compensation awarded and due to the former Management Board members in 2022 and 2021. Compensation awarded and due refers to the value of each compensation component when settled (in the case of virtual restricted stock units) or when it is exercised (in the case of stock options). The table shows the total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in fiscal year 2022, as well as total variable compensation, including VRSUs that vested and became awarded and due in 2022, and Stock Options from the SOP 2016 that have been exercised and settled in 2022:
In addition to the above, in financial year 2022 the former Management Board received severance payments following their respective resignations as stated in the following table, including payments owed to the former members of the Management Board pursuant to their Management Board Service Agreements and payments from subsidiaries of Jumia Technologies AG:

The payments allocated to Germany and pursuant to the Management Board service agreements are limited to € 60,000 and address the post contractual prohibition on competition. The amounts allocated to Africa Internet General Trading LLC and Jumia Technologies Spain SLU, subsidiaries of Jumia Technologies AG, include mandatory notice period and so-called end of service gratuity payments required by national law.
8.    Compensation of the Supervisory Board
A.    Basic principles of the compensation system for the Supervisory Board
The compensation system for the Supervisory Board complies with the legal requirements of Section 113 AktG as well as with the relevant recommendations and suggestions of GCGC. The members of the Supervisory Board receive a fixed compensation. The larger time commitment of the Chair and the Deputy Chair of the Supervisory Board as well as of the Chair and the members of committees are taken into account. No variable compensation is granted.
According to Section 113 (3) AktG the compensation system of the Supervisory Board is subject to a non-binding vote at the AGM every four years, whereby a confirmative vote is feasible. The compensation system for the Supervisory Board has been subject to such non-binding vote at the AGM of Jumia Technologies AG on 9 June 2021 and was approved by 86.82% of the present shareholders.
The members of the Supervisory Board receive an annual fixed compensation for their membership in the Supervisory Board. Additional compensation is paid for memberships in Supervisory Board committees. No attendance fees are paid to the members of the Supervisory Board. Members who belong to the Supervisory Board or to one of its committees for only part of a year receive a pro rata temporis compensation.
In addition, the members of the Supervisory Board are reimbursed for reasonable out-of-pocket expenses incurred in the performance of their duties as Supervisory Board members, as well as any value-added tax on their compensation.

The Supervisory Board members are included in a D&O liability insurance for board members. The premiums for this insurance policy are paid by Jumia.
B.    Compensation of the Supervisory Board in 2022
Section 162 AktG requires a comprehensive overview of the compensation awarded and due to members of the Supervisory Board of listed companies.
The following table provides the fixed compensation as well as the committee compensation:
9.    Comparative presentation of the annual change of the compensation and company performance
Next to the individualized disclosure of the compensation awarded and due to the Management Board and Supervisory Board, Section 162 (1) sentence 2 AktG also requires a comparative presentation thereof with the compensation of the workforce as well as the Company’s performance.
The following table compares the compensation awarded and due to Management Board members and Supervisory Board members with the average full time employee compensation and the net profit/loss on Company as well on a group level accordingly as well as the Gross Merchandise Value (GMV). These indicators are used as core financial parameters in the company steering of Jumia.
The average employee compensation is based on personnel expenses of Jumia including the employer contributions to social security and the intrinsic value of exercised Stock Options and VRSUs. The average compensation per employee decreased from €21.0 thousand in 2021 to €17.1 thousand in 2022, mainly due to the reduced price of our shares registered on the New York Stock Exchange, and the related lower value of share-based compensation to employees.

Report of the independent auditor on the audit of the remuneration report pursuant to Sec. 162(3) AktG
To Jumia Technologies AG
Opinion
We have audited the formal aspects of the remuneration report of Jumia Technologies AG, Berlin, for the fiscal year from 1 January to 31 December 2022 to determine whether the disclosures required by Sec. 162(1) and (2) AktG (“Aktiengesetz”: German Stock Corporation Act) have been made therein. In accordance with Sec.162(3) AktG, we have not audited the content of the remuneration report.
In our opinion, the disclosures required by Sec. 162(1) and (2) have been made in the accompanying remuneration report in all material respects. Our opinion does not cover the content of the remuneration report.
Basis for the opinion
We conducted our audit of the remuneration report in accordance with Sec. 162(3) AktG and in compliance with the IDW Auditing Standard: Audit of the Remuneration Report in Accordance with Sec. 162(3) AktG (IDW AuS 870). Our responsibilities under this provision and standard are further described in the “Responsibilities of the auditor” section of our report. As an audit firm, we applied the IDW Standard on Quality Management: Requirements for Quality

Management in the Audit Firm (IDW QS 1). We complied with the professional obligations pursuant to the WPO (“Wirtschaftsprüferordnung”: German Law Regulating the Profession of Wirtschaftsprüfer (German Public Auditor)) and the BS WP/vBP (“Berufssatzung für Wirtschaftsprüfer/vereidigte Buchprüfer”: Professional Charter for German Public Accountants/German Sworn Auditors) including the requirements regarding independence.
Responsibilities of the management board and supervisory board
The management board and supervisory board are responsible for the preparation of the remuneration report and the related disclosures in compliance with the requirements of Sec. 162 AktG. In addition, they are responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report and the related disclosures that are free from material misstatement, whether due to fraud or error.
Responsibilities of the auditor
Our objectives are to obtain reasonable assurance about whether the disclosures required by Sec. 162 (1) and (2) AktG are made in the remuneration report in all material respects and to express an opinion thereon in a report.
We planned and performed our audit so as to determine the formal completeness of the remuneration report by comparing the disclosures made in the remuneration report with the disclosures required by Sec. 162 (1) and (2) AktG. In accordance with Sec. 162 (3) AktG, we have not audited the accuracy of the disclosures, the completeness of the individual disclosures or the fair presentation of the remuneration report.
Berlin, 5 July 2023
Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Kausch-Blecken von Schmeling            Marsel
Wirtschaftsprüfer                        Wirtschaftsprüfer
(German Public Auditor)                (German Public Auditor)
2.Further information on the Supervisory Board candidates proposed for election under agenda item 7
a)Mr. Pierre-Yves Calloc´h, Global Chief Digital Officer of Pernod Ricard S.A., Paris, France, resident in Paris, France
Mr. Calloc’h worked for KPMG in the area of management consulting, gaining wide experience in IT and digitalization as well as e-commerce. He took on a role as IT Director for Gérard Darel French fashion company, and then joined Pernod Ricard wine & spirits Group as CIO for 9 years, then as Managing Director in Latin America for 6 years before taking on his current role as its Global Chief Digital Officer. Mr. Calloc’h has an engineer degree with a specialization in Information Technology from the École Polytechnique in Paris.
Memberships of legally mandated supervisory boards
None

Memberships of comparable domestic and foreign supervisory committees of commercial enterprises
None
No other relevant work
Information according to the recommendations of the German Corporate Governance Code (GCGC)
In the Supervisory Board’s assessment, Mr. Calloc´h is to be considered independent. According to the Supervisory Board’s assessment, Mr. Calloc´h does not have any personal or business relationships with the Company, its group companies, its governing bodies or any shareholder with significant holdings in the Company that are to be disclosed in accordance with Recommendation C.13 GCGC.
b)Ms. Anne Eriksson, Board Member and former Regional Senior Partner and CEO of the practices in the East Africa Market of PricewaterhouseCoopers, resident in Nairobi, Kenya
Ms. Eriksson serves in non-executive director positions on various boards and chairs several audit committees, provides financial advice at a strategic level and mentors entrepreneurs. She retired from PricewaterhouseCoopers (PwC) in 2018, where she was the Regional Senior Partner and CEO with overall responsibility for the PwC practices in the six countries of the East Africa market area. Her previous roles included leading the PwC Assurance practice, with responsibility for both east and west Africa.
Ms. Eriksson worked for PwC for 40 years, 31 years as a partner, and is widely recognized as one of Africa’s leading professionals in the industry. She has led provision of audit and related advisory matters services to a wide range of regional and local organizations in various sectors. She has advised Audit Committees and Boards on financial reporting and internal control matters, including risk readiness assessment prior to implementation of major financial systems and processes.
Until March 2023, Ms. Eriksson served as independent non-executive director and served on board committees for KCB Group Plc, KCB Bank Kenya Limited and KCB Bank South Sudan Limited. She has also served as independent member and chair of the finance and audit committee of Africa Local Currency Bond Fund (ALBD Fund).
Ms. Eriksson has an MBA (Distinction) from the University of Warwick and is a Fellow of the Association of Certified and Chartered Accountants (FCCA) and a Fellow of the Institute of Certified Accountants of Kenya (FCPA).
Memberships of legally mandated supervisory boards
None
Memberships of comparable domestic and foreign supervisory committees of commercial enterprises
–RAXIO Group, Amsterdam, The Netherlands – Independent non-executive Director and Chair of the Audit Committee

–CGIAR, Montpellier, France – Independent non-executive member of the Audit Finance & Risk Committee of the System Board
–African Asset Finance Company Inc., New York, New York, U.S. – Independent non-executive Director and Chair of the Audit Committee
Other relevant work
Ms. Eriksson serves as member of the Disciplinary Committee at the Institute of Certified Public Accountants of Kenya and on the Board of Trustee for the M-PESA Foundation.
Information according to the recommendations of the German Corporate Governance Code (GCGC)
In the Supervisory Board’s assessment, Ms. Eriksson is to be considered independent. According to the Supervisory Board’s assessment, Ms. Eriksson does not have any personal or business relationships with the Company, its group companies, its governing bodies or any shareholder with significant holdings in the Company that are to be disclosed in accordance with Recommendation C.13 GCGC.
c)Ms. Elizabeth J Huebner, Board Member and former CFO of Getty Images, Inc., Seattle, Washington, U.S., and other public companies, resident in Bellevue, Washington, U.S.
Ms. Huebner held numerous independent auditor and executive finance positions before retiring in 2006. She has served as CFO for several public companies, including Fluke Corporation and Getty Images, Inc., for over 20 years and acquired an outstanding level of expertise in SEC reporting, internal controls, business operations, capital markets and governance. She also served, and continues to serve, as board member of public and private companies. Ms. Huebner holds a Bachelor of Science in Accounting from the University of Utah.
Memberships of legally mandated supervisory boards
None
Memberships of comparable domestic and foreign supervisory committees of commercial enterprises
–Blue Apron Holdings, Inc., New York, New York, U.S. – Member of the Board of Directors and Audit Committee Chair
–Recreational Equipment, Inc. (REI Co-op), Kent, Washington, U.S. – Member of the Board of Directors
–Curology, Inc., San Francisco, California, U.S. – Member of the Board of Directors
–Boom Technology, Inc., Denver, Colorado, U.S. – Member of the Board of Directors
No other relevant work
Information according to the recommendations of the German Corporate Governance Code (GCGC)

In the Supervisory Board’s assessment, Ms. Huebner is to be considered independent. According to the Supervisory Board’s assessment, Ms. Huebner does not have any personal or business relationships with the Company, its group companies, its governing bodies or any shareholder with significant holdings in the Company that are to be disclosed in accordance with Recommendation C.13 GCGC.
d)Mr. Blaise Judja-Sato, Social Entrepreneur, Independent Consultant and Investor, resident in New York, New York, U.S.
Mr. Judja-Sato is a leader in the fields of technology, innovation and social impact. He partners with governments, investors, founders and management teams using technology to address global challenges and create opportunities for all. Mr. Judja-Sato is the founder of VillageReach and the Resilience Trust. He served as executive director at the International Telecommunication Union, founder and president of the Nelson Mandela Foundation USA, co-head of global development initiative at Google, director of international business development at Teledesic, regional managing director at AT&T Submarine Systems, and senior consultant at Accenture.
Mr. Judja-Sato earned an MBA from The Wharton School at the University of Pennsylvania. He holds a Master of Science in engineering from Telecom ParisTech and a master’s degree in mathematics from the University of Montpellier.
Memberships of legally mandated supervisory boards
None
Memberships of comparable domestic and foreign supervisory committees of commercial enterprises
–Leafly Holdings, Inc., Seattle, Washington, U.S. – Member of the Board of Directors
Other relevant work
Mr. Judja-Sato is a Member of the Global Board of Directors of the nonprofit organization Grassroot Soccer.
Information according to the recommendations of the German Corporate Governance Code (GCGC)
In the Supervisory Board’s assessment, Mr. Judja-Sato is to be considered independent. According to the Supervisory Board’s assessment, Mr. Judja-Sato does not have any personal or business relationships with the Company, its group companies, its governing bodies or any shareholder with significant holdings in the Company that are to be disclosed in accordance with Recommendation C.13 GCGC.
e)Mr. Jonathan D. Klein, Co-Founder and Member of the Board of Directors, Getty Images, Inc. Seattle, Washington, U.S. and Catalyst Advisor, General Catalyst, Cambridge, Massachusetts, U.S., resident in New York, New York, U.S.
Mr. Klein is a co-founder of Getty Images and served as the chief executive officer of Getty Images for over 20 years, prior to becoming its chairman in 2015 and his current service as member of the Board of Directors.

Mr. Klein received his master’s degree in law from the University of Cambridge.
Memberships of legally mandated supervisory boards
None
Memberships of comparable domestic and foreign supervisory committees of commercial enterprises
–Getty Images, Inc., Seattle, Washington, U.S. – Member of the Board of Directors
–Etsy Inc., New York, New York, U.S. – Member of the Board of Directors
–Squarespace, Inc., New York, New York, U.S. – Member of the Board of Directors
–Kegtails Pty. Limited, Sandton, South Africa – Member of the Board of Directors
–Bloom & Wild Limited, London, United Kingdom – Chairman of the Board of Directors
Other relevant work
Mr. Klein serves at the Committee to Protect Journalists and as chairman of the board for Friends of the Global Fight Against AIDS, Tuberculosis and Malaria and as president of the board of Groton School. Mr. Klein also serves as a member of the Council on Foreign Relations.
Information according to the recommendations of the German Corporate Governance Code (GCGC)
In the Supervisory Board’s assessment, Mr. Klein is to be considered independent. According to the Supervisory Board’s assessment, Mr. Klein does not have any personal or business relationships with the Company, its group companies, its governing bodies or any shareholder with significant holdings in the Company that are to be disclosed in accordance with Recommendation C.13 GCGC.
3.Annex to agenda item 8: Presentation of the remuneration system for the Supervisory Board of the Company
In accordance with section 13 of the articles of association, the remuneration of the members of the Supervisory Board is approved by the Annual General Meeting. The Company's Annual General Meeting on 9 June 2021 determined the current remuneration of the members of the Supervisory Board. In line with the Company’s overall strategic goal of reducing losses and making the Company profitable, the level of compensation for the members of the Supervisory Board is to be reduced. It is therefore proposed to the Annual General Meeting that a new resolution be passed on the remuneration of the Supervisory Board under agenda item 8. The remuneration system for the Supervisory Board of the Company shall therefore be structured as follows in the future:
The Supervisory Board contributes to the sustainable and long-term development of the Company and the promotion of the business strategy as part of its statutory duty to monitor the management of the Company by the Management Board. The remuneration structure takes into account the responsibility and scope of activities of the Supervisory Board members. As proposed by the German

Corporate Governance Code, the remuneration structure consists exclusively of fixed remuneration; no variable remuneration component is granted. In addition, the members of the Supervisory Board receive reimbursement of their expenses and will be included, where existing, in a D&O liability insurance for board members maintained by the Company, the cost of which is borne by the Company. Members and chairmen of Supervisory Board committees receive additional fixed remuneration. As the activities of the Supervisory Board are not comparable with the tasks and activities of the Company’s employees, no vertical comparison is made. The remuneration of the Supervisory Board is reviewed on a regular basis. In particular, the situation of the Company, the time required and the scope of the duties to be performed are taken into account, as well as a comparison with the remuneration system of other companies comparable to the Company, if necessary. Should the Management Board and Supervisory Board see cause for change, they will propose to the Annual General Meeting that the remuneration of the Supervisory Board be redefined and that an adjusted remuneration system be approved. The remuneration system for the Supervisory Board of the Company shall be submitted to the Annual General Meeting for approval at least every four years.
The fixed annual remuneration for the members of the Supervisory Board other than the chairman shall be USD 125,000.00 and the chairman of the Supervisory Board shall receive a fixed annual remuneration of USD 250,000.00. The chairman of the Audit Committee shall receive an additional fixed annual remuneration of USD 90,000.00 and each other member of the Audit Committee shall receive an additional fixed annual remuneration of USD 75,000.00. The chairman of the Compensation Committee shall receive an additional fixed annual compensation of USD 40,000.00 and each other member of the Compensation Committee shall receive an additional fixed annual compensation of USD 20,000.00. The chairman of the Corporate Governance and Nomination Committee shall receive an additional fixed annual compensation of USD 20,000.00 and each other member of the Corporate Governance and Nomination Committee shall receive an additional fixed annual compensation of USD 12,000.00.
The remuneration is payable in two installments, i.e. the first installment is payable after the first six months of the fiscal year and the second installment is payable after the end of the fiscal year. If a member of the Supervisory Board or a committee or a chairman of the Supervisory Board or a committee does not hold office for the entire fiscal year, a pro rata portion of the remuneration is paid for each full calendar month of service. The value-added tax payable on their remuneration and expenses shall be reimbursed to the members of the Supervisory Board.
4.Report of the Management Board regarding the partial utilization of the Authorized Capital 2018/I excluding shareholders’ subscription rights in connection with the settlement of certain acquisition rights
Pursuant to section 4(2) of the articles of association in the version existing at the time of the Virtual Annual General Meeting on 13 July 2022, the Management Board was authorized until 16 December 2023 to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital by up to a total amount of EUR 923,648.00 through the issuance of up to 923,648 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2018/I”). As part of the authorization under the Authorized Capital 2018/I, shareholders’ subscription rights were excluded. Under the Authorized Capital 2018/I shares may only be issued (i) to fulfil acquisition rights (option rights) that have been granted by the Company (or its legal predecessors) prior to its conversion into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries; and (ii) to issue shares in the Company to holders of shares in direct or indirect subsidiaries of the Company, including such shares in direct or indirect subsidiaries of the Company which are held in trust by its holder.
Since the Virtual Annual General Meeting of the Company dated 13 July 2022, the Company issued a total number of 219,356 new no-par value bearer shares with a pro-rata amount of the Company’s share capital of EUR 1.00 from the Authorized Capital 2018/I under the exclusion of the shareholders’ subscription rights.
On 12 July 2022, the Management Board resolved to increase the Company’s share capital by EUR 219,356.00 through the issuance of 219,356 shares to Baader Bank Aktiengesellschaft, acting as service provider to implement the settlement of exercised acquisition rights (option rights) that had been granted by the Company (or its legal predecessors) prior to its conversion into a stock corporation to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries exercised between 25 February and 10 March 2022 and between 19 May and 1 June 2022. The shares were issued against contribution in cash in an amount of EUR 1.00 per share. The Supervisory Board of the Company approved this resolution on 15 July 2022, and the capital increase was registered with the commercial register on 6 August 2022.
With the issuance of the new shares, the Company fulfilled its contractual obligations vis-à-vis the holders of acquisition rights (option rights). This purpose was – in continuation of the original authorization of the shareholders’ meetings of 12/13 December 2018 – in line with the articles of association of 17/18 December 2018 which excluded the shareholders’ subscription rights and could not have been reached had subscription rights not been excluded.
Based on the above considerations, the exclusion of subscription rights in connection with the settlement of the acquisition rights (option rights) described above was in line with the authorization under the Authorized Capital 2018/I and overall justified.
5.Report of the Management Board regarding the partial utilization of the Authorized Capital 2021/II excluding shareholders’ subscription rights in connection with the settlement of claims under the VRSUP 2019, the VRSUP 2020 and the VRSUP 2021
Pursuant to section 4(5) of the articles of association in the version existing at the time of the Virtual Annual General Meeting on 13 July 2022, the Management Board was originally authorized, through 8 June 2026 to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital by up to a total amount of EUR 95,099,982.00 through the issuance of up to 95,099,98 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company in accordance with the Authorized Capital 2021/II. As part of the authorization under the Authorized Capital 2021/II, the shareholders’ subscription rights were excluded for one or more capital increases in the context of the Authorized Capital 2021/II, among others, to issue shares to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units (“VRSUs”) granted under the VRSUP 2019, the VRSUP 2020 and the VRSUP 2021, in each case against contribution of the claims for payments originated under the VRSUs.
The pro rata amount of the share capital attributable to the new shares issued to settle claims under the VRSUP 2019, VRSUP 2020 and the VRSUP 2021 may not exceed 10% of the share capital of the Company existing at the time of the adoption of the resolution of the Conditional Capital 2021/III by the Annual General Meeting of 9 June 2021 or the exercise, depending on which is lowest. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act, respectively their investment vehicles, in the context of participation programs ever since the resolution of the Conditional Capital 2021/III was adopted.
Since the day the Virtual Annual General Meeting 2022 of the Company was convened, the Company issued new shares from the Authorized Capital 2021/II under the exclusion of the shareholders’ subscription rights as follows:
–On 12 July 2022, the Management Board resolved to increase the Company’s share capital from EUR 199,754,122.00 by an amount of EUR 1,259,082.00 to EUR 201,013,204.00 through the issuance of 1,259,082 new no-par value bearer shares with a pro-rata amount of the Company’s share capital of EUR 1.00. The new shares were issued to Juwel 179. V V UG (haftungsbeschränkt), acting as subscription and execution trustee for participants of the VRSUP 2019, VRSUP 2020 and the VRSUP 2021 of the Company. The new shares were issued against contribution in kind of the payment claims of the participants against the Company from vested VRSUs in an amount of EUR 5,524,281.83, which these participants had assigned to Juwel 179. V V UG (haftungsbeschränkt). The Supervisory Board approved this resolution on 15 July 2022, and the capital increase was registered in the commercial register on 6 August 2022.
–On 18 May 2023, the Management Board resolved to increase the Company’s share capital from EUR 201,232,560.00 by an amount of EUR 1,044,806.00 to EUR 202,277,366.00 through the issuance of 1,044,806 new no-par value bearer shares with a pro-rata amount of the Company’s share capital of EUR 1.00. The new shares were issued to Juwel 179. V V UG (haftungsbeschränkt), acting as subscription and execution trustee for participants of the VRSUP 2021 of the Company. The new shares were issued against contribution in kind of the payment claims of the participants against the Company from vested VRSUs in an amount of USD 1,811,693.60 (equivalent to EUR 1,675,454.25), which these participants had assigned to Juwel 179. V V UG (haftungsbeschränkt). The Supervisory Board approved this resolution on 26 May 2023, and the capital increase was registered in the commercial register on 20 June 2023.
The new shares were issued on both cases to settle claims from vested VRSUs granted under the VRSUP 2019, the VRUSP 2020 and the VRSUP 2021 against contribution in kind in the form of the claims for payments originated under the VRSUs. For this purpose, the shareholders’ subscription rights had been excluded by the Annual General Meeting adopting the Authorized Capital 2021/II.
Based on the above considerations, the exclusion of subscription rights in connection with the settlement of payment claims under the VRSUP 2019, the VRSUP 2020 and the VRSUP 2021 described above was in line with the authorization under the Authorized Capital 2021/II and overall justified.
III.Further information on the convocation
1.Total number of shares and voting rights at the time of the convocation of the Annual General Meeting

At the time of the convocation of the Annual General Meeting, the share capital of the Company amounts to EUR 202,277,366.00 and is divided into 202,277,366 no-par value shares. Each no-par value share carries one vote at the general meeting. The Company does not hold any treasury shares at the time of the convocation of the Annual General Meeting. Therefore, the total number of shares that carry participation and voting rights amounts to 202,277,366 at the time of the convocation.
2.Requirements for attending the Annual General Meeting and exercising voting rights
Only shareholders who have registered for the Annual General Meeting timely and in due form and have evidenced their share ownership timely and in due form are entitled to attend the Annual General Meeting and exercise their voting rights. Evidence of share ownership is to be provided by submitting evidence for the shareholding issued by the final intermediary; evidence of a shareholding issued by the final intermediary according to the requirements of section 67c(3) AktG is sufficient. The evidence of ownership of the Company’s shares must relate to the record date at the beginning of the 21st day before the Annual General Meeting, i.e. 24 July 2023, 0:00 hours (CEST) (Nachweisstichtag, “Record Date”).
Insofar, the registration and the evidence of share ownership must be received by the Company in text form (section 126b of the German Civil Code (Bürgerliches Gesetzbuch)) in the German or English language no later than 24:00 hours (CEST) on 7 August 2023, under one of the below contact options:
Jumia Technologies AG
c/o Better Orange IR & HV AG
Haidelweg 48
81241 Munich
Germany
or via email: anmeldung@better-orange.de
We recommend our shareholders to contact their custodian bank early on to ensure in their own interest that proper evidence of share ownership from the final intermediary is received by the Company on time.
After receipt of the registration and the evidence of share ownership timely and in due form at one of the abovementioned contact options, admission tickets for the Annual General Meeting as well as (i) a form for voting by postal vote and instructions for granting of a power of attorney to vote by proxies appointed by the Company and (ii) a form for granting power of attorney to a proxy will be sent to the shareholders entitled to participate. We ask our shareholders to register and send evidence of their share ownership to the Company as early as possible. Unlike the timely registration in due form for the Annual General Meeting, admission tickets are merely organizational items and not a requirement for attending the Annual General Meeting and exercising voting rights. Most custodian banks ensure the timely receipt of the admission tickets, provided that the shareholders fill out the forms to request admission tickets provided by their custodian bank and send them back to the custodian bank in due time to allow the custodian bank to timely submit the registration and provide the evidence of share ownership on behalf of the shareholder. In order to ensure timely receipt of the admission tickets, we kindly ask our shareholders in their own interest, to contact their custodian bank early on to ensure a timely registration and receipt of the admission ticket.
Registered holders of American Depositary Shares (ADSs) can obtain information and documents relating to the Annual General Meeting from the The Bank of New York Mellon, P.O. Box 43006, Providence, RI 02940-3078, USA. If you have any questions regarding the exercise of your voting rights, please contact BNY Mellon Shareowner Services either via email at shrrelations@cpushareownerservices.com or via phone at +1 201-680-6825 or toll-free from within the USA at +1 888-269-2377.
3.Significance of the record date
Only persons who have provided special evidence of their share ownership relating to the relevant Record Date are considered shareholders vis-à-vis the Company for purposes of exercising voting rights. The entitlement to attend the Annual General Meeting and the number of voting rights are solely based on the shareholding of the shareholder as of the Record Date. The Record Date does not create any restrictions on the disposal of the shareholding. Even in the event of a full or partial disposal of the shareholding after the Record Date, the entitlement to attend the Annual General Meeting and the number of voting rights is solely based on the shareholding of the shareholder as of the Record Date. This means that any disposal of shares after the Record Date does not affect the entitlement to attend the Annual General Meeting and the number of voting rights. The same applies to acquisitions or additional acquisitions of shares after the Record Date. Persons who do not hold any shares on the Record Date and subsequently become shareholders only have the right to attend the Annual General Meeting and to vote their shares if and to the extent they have been granted power of attorney or given the authorization to exercise these rights by the person entitled to exercise these rights on the Record Date. The Record Date does not have any significance for potential dividend entitlements.
4.Procedure for voting by postal vote
Shareholders may exercise their voting rights, without attending the meeting, via email (“Postal Vote”). Only those shareholders who have registered for the Annual General Meeting timely and in due form and provided evidence of their share ownership timely and in due form (as specified above under section III.2. above) are entitled to exercise shareholders’ voting rights by Postal Vote. For the voting rights exercised by Postal Vote, the shareholding as duly evidenced on the Record Date is relevant.
Votes may be cast by Postal Vote at the following email address:
jumia@better-orange.de
The Company must have received any votes cast by Postal Vote in German or English at the latest on 13. August 2023, 24:00 hours (CEST). Until this time, votes may also be amended or revoked in the manner described above.
5.Procedures for proxy voting
Shareholders may also grant a power of attorney and have a proxy exercise their voting rights; this proxy may for example be an intermediary, a shareholders’ association, a proxy advisor (Stimmrechtsberater) or any other person of their choice. If a shareholder authorizes more than one person, the Company may reject one or more of these authorized persons.
Even where a shareholder is represented by a proxy, it is still required that the shareholder is registered timely and in due form and provides evidence of share ownership timely and in due form (each as specified above under section III.2.). This does not preclude granting power of attorney after registration and providing evidence of share ownership, subject to the deadlines mentioned below.
The granting of the power of attorney, its amendment, its revocation and the evidence regarding the power of attorney vis-à-vis the Company must be submitted in text form (section 126b BGB). However, an intermediary within the meaning of section 67a (4) AktG, a shareholders’ association, a proxy advisor or other persons within the meaning of section 135(8) AktG may provide for different rules which are to be requested from them in case power of attorney is granted to them.
If power of attorney is granted to an intermediary, a shareholders’ association, a proxy advisor or any other person within the meaning of section 135(8) AktG, the text form requirement does not apply. However, the authorization must be recorded by the proxy in a verifiable way. Furthermore, it must be complete and may only contain statements connected to the exercise of voting rights. Authorized intermediaries, shareholders’ associations, proxy advisors or other persons within the meaning of section 135(8) AktG may also exercise the voting rights by Postal Vote (as described in section III.4. above), subject to the aforementioned deadlines, or may authorize a sub-proxy.
We ask shareholders who wish to appoint a proxy to use the form provided by the Company for this purpose. The form to grant power of attorney will be provided on the admission ticket, which will be sent to the shareholders after timely registration in due form. In addition, a form to grant power of attorney will be available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
for download.
The power of attorney can be declared to the proxy or declared or evidenced to the Company. If the granting of a power of attorney, its amendment or revocation is declared or evidenced to the Company, this declaration or evidence can be submitted to one of the following contact options:
Jumia Technologies AG
c/o Better Orange IR & HV AG
Haidelweg 48
81241 Munich
Germany
or via email: jumia@better-orange.de
The power of attorney can also be revoked by the shareholder attending the Annual General Meeting in person or by granting a power of attorney to a different proxy.
Evidence of a power of attorney may be sent to one of the contact options given above. Evidence can also be provided by the proxy showing the power of attorney at the entrance on the day of the Annual General Meeting. Power of attorney can also be granted during the Annual General Meeting. Forms for granting power of attorney are also available during the Annual General Meeting at the place of the Annual General Meeting.
To be able to clearly allocate the evidence of a power of attorney, we ask our shareholders to please state the full name or company name, the place of residence or business address of the shareholder as well as the admission ticket number, which is printed on the admission card sent to the shareholders following the timely registration for the Annual General Meeting in due form.
If, in connection with the granting, the amendment and the revocation of a power of attorney, the Company receives different declarations by different means of transmission and if it is not apparent to the Company which of these declarations was made last, these declarations shall be treated as binding in the following order of transmission: (1) email and (2) paper.
6.Procedure for voting by proxies appointed by the Company
Furthermore, the Company offers its shareholders the opportunity to authorize proxies appointed by the Company, who are bound by the shareholder’s instructions. In addition to the power of attorney, these proxies appointed by the Company must also be given instructions for the exercise of voting rights. The proxies appointed by the Company are required to exclusively vote as instructed by the respective shareholder and they are not allowed to exercise the voting rights at their own discretion. It should be noted that the proxies appointed by the Company can only vote on those items of the agenda with respect to which shareholders issue clear instructions and that the proxies appointed by the Company cannot accept any instructions on procedural motions. Likewise, the proxies appointed by the Company cannot accept any instructions to speak, to make statements for the record, to file objections to resolutions of the Annual General Meeting or to submit questions or motions and cannot exercise any other shareholder rights except for exercising the voting right.
If no explicit or contradictory or unclear instructions have been given, the proxies appointed by the Company shall abstain from voting on the relevant agenda items or do not participate in the vote; this always applies to other motions as well. If an individual vote is to be taken on an agenda item without this having been communicated in advance of the Annual General Meeting, an instruction on this agenda item as a whole shall also be deemed to be a corresponding instruction for each item of the individual vote.
Prior to the Annual General Meeting, such power of attorney with instructions to the proxies appointed by the Company can be granted by means of the proxy and instruction form, which shareholders, who timely register for the Annual General Meeting in due form (as specified above under section III.2.), receive together with the admission card for the Annual General Meeting. The corresponding form is also available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
for download.
Powers of attorney for proxies appointed by the Company and the instructions to the proxies appointed by the Company as well as the amendment and revocation of the power of attorney or the instructions must be received by the Company in text form (section 126b BGB) in the German or English language no later than 24:00 hours (CEST) on 13 August 2023 at one of the following contact options:
Jumia Technologies AG
c/o Better Orange IR & HV AG
Haidelweg 48
81241 Munich
Germany
or via email: jumia@better-orange.de
After 24:00 hours (CEST) on 13 August 2023 it will only be possible to grant power of attorney and give instructions to the proxies appointed by the Company or revoke the power of attorney or amend or revoke the instructions, if the shareholders fill out the form enclosed with the voting documents and submit it at an entry and exit check at the latest until the start of the voting process at the Annual General Meeting on 14 August 2023.

Authorizing of proxies appointed by the Company does not preclude personal participation in the Annual General Meeting. For shareholders who wish to participate in person or via a different authorized person and exercise their shareholders’ rights (including the voting right via Postal Vote) despite having authorized the proxies appointed by the Company, the personal participation or participation via an authorized person and exercise of shareholders’ rights (including the voting right via Postal Vote) is deemed a revocation of the power of attorney granted to the proxies appointed by the Company.
On the day of the Annual General Meeting, powers of attorney and instructions to the proxies appointed by the Company may be granted on site also by using the form for this purpose found on the voting card.
If the Company receives differing declarations in connection with the granting, amending and revocation of power of attorney or instructions by different means of transmission and if it is not apparent to the Company which of these declarations was made last, these declarations shall be treated as binding in the following order of transmission: (1) email and (2) paper.
The timely registration in due form and the timely submission of evidence of share ownership in due form (as specified above under section III.2.) are likewise necessary to authorize the proxies appointed by the Company.
7.Further rights of shareholders
a)Requests by shareholders to add items to the agenda pursuant to section 122(2) AktG
Pursuant to section 122(2) AktG, one or several shareholders whose combined shareholdings are at least equivalent to one twentieth of the share capital or to a proportionate amount of EUR 500,000.00 (corresponding to 500,000 shares) may request that items be placed on the agenda and published. Each new item must be accompanied by a reasoning or a draft resolution.
Such a request for additional items must be submitted to the Management Board in writing and must be received by the Company at least 30 days prior to the Annual General Meeting, whereby the day of receipt and the day of the Annual General Meeting are not taken into account when calculating this 30-day period. Therefore, requests for additional items must be received by the Management Board of the Company at the latest until 24:00 hours (CEST) on 14 July 2023. Requests for additional items received at a later point in time will be disregarded.
The applicants must prove that they have held their shares for at least 90 days prior to the date the request was received and that they will hold the shares until the Management Board decides on the request, whereby the day of receipt of the request is not taken into account for the calculation and section 70 AktG applies to the calculation of the period of share ownership.
Please send any requests for additional items to the following address:
Jumia Technologies AG
Management Board
– Annual General Meeting 2023 –
Skalitzer Straße 104
10997 Berlin
Germany

Additions to the agenda to be published will be published in the German Federal Gazette (Bundesanzeiger) immediately after receipt of the request and and will be forwarded to such media as can be assumed to disseminate the information throughout the European Union.They will also be published on the Company's website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
and communicated to the shareholders in accordance with section 125(1) sentence 3 AktG.
b)Countermotions and nominations for election by shareholders pursuant to section 126(1) and section 127 AktG
Each shareholder has the right to submit a countermotion, including reasoning, to the proposals of the Supervisory Board and/or the Management Board regarding items of the agenda and to submit nominations for the election of the auditor (agenda item 4) or for the election of Supervisory Board members (agenda item 7).
Countermotions and nominations must be received by the Company no later than 24:00 hours (CEST) on 30 July 2023, via one of the following contact options:
Jumia Technologies AG
Annual General Meeting 2023
Skalitzer Straße 104
10997 Berlin
Germany
or via email: agm2023@jumia.com
If and to the extent that the countermotions and nominations for election are received via one of the aforementioned contact options in a timely manner, i.e. by 24:00 (midnight) (CEST) on 30 July 2023, and are to be made accessible, they will be made accessible to the other shareholders without undue delay on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
along with the name of the shareholder as well as any reasoning. Any statements of opinion by the administration will also be published on this website.
A countermotion and the reasons for it need not be made accessible under the conditions found in section 126(2) AktG (in conjunction with section 127, first sentence AktG). For example, the reasons need not be made accessible if they comprise a total of more than 5,000 characters. According to section 127 third sentence AktG, the Management Board need not make a nomination accessible if it does not include the information required under section 124(3) fourth sentence AktG.
We would like to point out that countermotions and nominations for election that are sent to the Company in advance in a timely manner will only be included in the Annual General Meeting if they are proposed orally there. This is without prejudice to the right of the participating shareholders to propose countermotions in regard to agenda items during the Annual General Meeting without having previously sent them to the Company.
c)Right to information pursuant to section 131(1) AktG
At the Annual General Meeting, each shareholder or their representative may request information from the Management Board on the affairs of the Company to the extent that such information is necessary for an objective evaluation of the subject matter of the agenda (section 131(1) AktG).
The duty to provide information also extends to the legal and business relationships of the Company with an affiliated company as well as to the situation of the group and the companies included in the consolidated financial statements. The Management Board may refuse to provide information for the reasons listed in section 131(3) AktG.
d)Further explanations
Further explanations of the rights of shareholders pursuant to section 122(2), sections 126(1), 127 and 131 AktG are available on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx.
8.Information on data subject rights for shareholders and their proxies
When shareholders register for the Annual General Meeting and exercise their shareholder rights in relation to the Annual General Meeting or grant a power of attorney, the Company collects personal data about the shareholders and/or their proxies in order to enable the shareholders and their proxies to exercise their rights in relation to the Annual General Meeting. The Company processes personal data as a data controller in accordance with the provisions of Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) (“GDPR“) and all other applicable laws.
Details on the processing of personal data and the rights of shareholders and/or their proxies under the GDPR can be found on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx.
9.Information on the website of the Company pursuant to section 124a of the German Stock Corporation Act
This invitation to the Annual General Meeting, any documents to be made available to the Annual General Meeting and further information in connection with the Annual General Meeting will be published on the Company’s website in the section “Investors” under the menu item “Annual Meeting” and submenu item “Annual General Meeting 2023” at
https://investor.jumia.com/agm-hv/AGM-2023/default.aspx
from the time the Annual General Meeting is convened. The voting results will also be published there after the Annual General Meeting.

Berlin, July 2023
Jumia Technologies AG
The Management Board